EXHIBIT 7.1

Statement of Computation of Ratio of Earnings to Fixed Charges

($ in millions)

	Predecessor		Combined	Successor
	2009	2010	2011(1)	2012	2013
Earnings
Pre-tax income (loss) from continuing operations	$13.6	$37.5	$(61.4)	$22.2	$(15.2)
Fixed charges	62.7	65.9	76.6	57.5	54.3
Amortization of capitalized interest	—	—	—	—	—
Less:
Interest capitalized	—	—	—	0.6	0.7

Earnings	$76.3	$103.4	$15.2	$79.1	$38.4

Fixed Charges
Interest expensed and capitalized	$57.6	$57.6	$53.5	$52.4	$49.0
Amortized premiums, discounts and capitalized expenses related to indebtedness	3.0	3.2	2.9	3.0	3.1

Write off of unamortized OID and deferred financing costs	—	3.2	18.2	—	—

Estimate of interest in rental expense	2.1	1.9	2.0	2.1	2.2

Total fixed charges	$62.7	$65.9	$76.6	$57.5	$54.3

Ratio of Earnings to Fixed Charges	1.2x	1.6x	—	1.4x	—

(1)	The 2011 period includes the Successor year ended December 31, 2011 and the Predecessor period January 1, 2011 through January 25, 2011 combined.